SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HERLEY INDUSTRIES, INC.

(Name of Subject Company)

HERLEY INDUSTRIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

427398102

(CUSIP Number of Class of Securities)

John A. Thonet

Chairman of the Board

Herley Industries, Inc.

101 North Pointe Boulevard

Lancaster, Pennsylvania 17601

(717) 735-8117

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Keith E. Gottfried, Esq.

Francis E. Dehel, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103-6998

(215) 569-5500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2011, as amended by Amendment No. 1 filed on March 8, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Herley Industries, Inc. (the “Company”). The Schedule 14D-9 relates to the tender offer by Lanza Acquisition Co., a Delaware corporation and an indirect, wholly-owned subsidiary (“Merger Sub”) of Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of the common stock, par value $0.10 per share, of the Company pursuant to an Agreement and Plan of Merger, dated as of February 7, 2011, by and among Parent, Merger Sub and the Company, for, $19.00 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2011, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2), to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.           Additional Information

Section (e) of Item 8 captioned “Regulatory Approvals” is hereby amended by replacing the first and second paragraphs under the heading “Compliance with U.S. Antitrust Laws” of such section with the following paragraphs:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of Herley Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Herley Common Stock in the Offer may not be completed until the expiration of a 15-day waiting period following the filing by Parent of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Merger Sub’s purchase of Herley Common Stock in the Offer and the Merger on February 28, 2011, and Herley did likewise on February 28, 2011. The required waiting period with respect to the Offer and the Merger expired at 11:59 p.m., New York City time, on March 15, 2011 with no action by either the FTC or the Antitrust Division.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied, but the Offer remains subject to the other terms and conditions set forth in the Offer to Purchase. The Merger will not require an additional filing under the HSR Act if Merger Sub owns more than 50% of the outstanding shares of Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer has expired.”

Item 9.           Exhibits.

Item 9 captioned “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“Exhibit (a)(15) Press Release, dated as of March 16, 2011, of Herley Industries, Inc.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John A. Thonet
Name:	John A. Thonet
Title:	Chairman of the Board

Date: March 16, 2011